SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
       PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                               (Amendment No. 2)

                             TranSwitch Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   894065101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Herbert Chen
                            650 Madison Avenue, 17th Floor
                            New York, New York 10022
-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 20, 2010
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.   894065101
            ---------

1.  NAME OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Herbert Chen

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  [_]
                                                                        (b)  [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    653,189 (1)

8.  SHARED VOTING POWER

    1,575,000

9.  SOLE DISPOSITIVE POWER

    653,189 (1)

10. SHARED DISPOSITIVE POWER

    1,575,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    2,228,189

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.56%

14. TYPE OF REPORTING PERSON

    IN

(1) This includes 78,030 shares owned by Herbert Chen's wife and 600 shares owned by his minor daughter.

CUSIP No.   894065101
            ---------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John Lattanzio

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,575,000

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,575,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,575,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%

14. TYPE OF REPORTING PERSON

    IN

CUSIP No.   894065101
            ---------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Lattanzio Chen Management, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,575,000

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,575,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,575,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%

14. TYPE OF REPORTING PERSON

    OO

CUSIP No.   894065101
            ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Lattanzio Chen Partners, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [x]

3. SEC USE ONLY

4. SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    1,425,000

9. SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    1,425,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,425,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.11%

14. TYPE OF REPORTING PERSON

    PN

CUSIP No.   894065101
            ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Lattanzio Chen Offshore, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.00%

14. TYPE OF REPORTING PERSON

    CO

CUSIP No.   894065101
            ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Chen Capital Partners, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    150,000

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    150,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    150,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.64%

14. TYPE OF REPORTING PERSON

    PN

CUSIP No.   894065101
            ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Permal LatCh Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.00%

14. TYPE OF REPORTING PERSON

    CO

CUSIP No.   894065101
            ---------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

   The name of the issuer is TranSwitch Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is Three Enterprise Drive, Shelton, Connecticut 06484. This schedule relates to the Issuer's Common Stock, $.001 par value per share (the "Shares").

--------------------------------------------------------------------------------
Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by Herbert Chen, John Lattanzio, Lattanzio Chen Management, LLC, Lattanzio Chen Partners, L.P., Lattanzio Chen Offshore, Ltd., Chen Capital Partners, L.P. and Permal LatCh Ltd. (collectively, the "Reporting Persons").

      (b) The main business address of each of the Reporting Persons other than Permal LatCh Ltd. is 650 Madison Avenue, 17th Floor, New York, New York 10022. The main business address of Permal LatCh Ltd. is c/o HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

     (c) Lattanzio Chen Management, LLC provides investment management services to private investment vehicles, including Lattanzio Chen Partners, L.P., Lattanzio Chen Offshore, Ltd. and Permal LatCh Ltd. Mr. Chen serves as the General Partner of Chen Capital Partners, L.P. The principal occupation of Mr. Chen and Mr. Lattanzio is investment management, and each serve as managing members of Lattanzio Chen Management, LLC.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Chen is a United States citizen. Mr. Lattanzio is a United States citizen. Lattanzio Chen Partners, LP is a Delaware limited partnership. Lattanzio Chen Management, LLC is a Delaware limited liability company. Lattanzio Chen Offshore, Ltd. is a Cayman Islands exempted company. Chen Capital Partners, L.P. is a Delaware limited partnership. Permal LatCh Ltd. is an International Business Company formed under the laws of the British Virgin Islands

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons and the Partnership. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

      NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 30, 2008.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Mr. Chen may be deemed to be the beneficial owner of 2,228,189 Shares, or 9.56% of the shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      As of the date hereof, Mr. Lattanzio may be deemed to be the beneficial owner of 1,575,000 Shares, or 6.7% of the Shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      As of the date hereof, Lattanzio Chen Management, LLC may be deemed to be the beneficial owner of 1,575,000 Shares, or 6.7% of the Shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      As of the date hereof, Lattanzio Chen Partners, L.P. may be deemed to be the beneficial owner of 1,425,000 Shares, or 6.11% of the Shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      As of the date hereof, Lattanzio Chen Offshore, Ltd. may be deemed to be the beneficial owner of 0 Shares, or 0.00% of the Shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      As of the date hereof, Chen Capital Partners, L.P. may be deemed to be the beneficial owner of 150,000 Shares, or 0.64% of the Shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      As of the date hereof, Permal Latch Ltd. may be deemed to be the beneficial owner of 0 Shares, or 0.00% of the Shares of the Issuer, based upon the 23,313,667 Shares outstanding as of July 31, 2010 as reported on the issuer's 10-Q for the fiscal quarter ended June 30, 2010 as filed on August 9, 2010.

      (b) Mr. Chen has the sole power to vote or direct the vote of 653,189 shares of Common Stock; has the shared power to vote or direct the vote of 1,575,000 shares of Common Stock; has sole power to dispose or direct the disposition of 653,189 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,575,000 shares of Common Stock. The 653,189 shares over which Mr. Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership and Mr. Chen's personal trading account and IRA account. These amounts also includes 78,030 shares owned by Mr. Chen's wife and 600 shares owned by his minor daughter.

      Mr. Lattanzio has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,575,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,575,000 shares of Common Stock.

      Lattanzio Chen Management, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,575,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,575,000 shares of Common Stock.

      Lattanzio Chen Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,425,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,425,000 shares of Common Stock.

      Lattanzio Chen Offshore, Ltd. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

      Chen Capital Partners, L.P. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 150,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 150,000 shares of Common Stock.

      Permal Latch Ltd. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

      (c) No transactions in the Shares were effected within 60 days of the date of the event which requires this filing.

         (d)     Not applicable.

         (e)     Not applicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Issuer.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement among the Reporting Persons.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 13, 2010
                                        ------------------------
                                               (Date)

                                        /s/ Herbert Chen(1)
                                        ------------------------
                                        Herbert Chen

                                        /s/ John Lattanzio(1)
                                        ------------------------
                                        John Lattanzio

                                         Lattanzio Chen Management, LLC(1)

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Managing Member

                                         Lattanzio Chen Partners, L.P.(1)

                                         By:  Lattanzio Chen GP, LLC
                                              General Partner

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Managing Member

                                         Lattanzio Chen Offshore, Ltd.(1)

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Director

                                         Chen Capital Partners, L.P.(1)

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              General Partner

                                         Permal Latch Ltd. (1)

                                         By:  Lattanzio Chen Management, LLC
                                              Investment Adviser

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Managing Member

(1) Each of the Reporting Persons disclaims beneficial ownership except to the extent of his or its pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, dated October 13, 2010 relating to the Common Stock, $0.001 par value per share, of TranSwitch Corporation shall be filed on behalf of the undersigned.

                                        October 13, 2010
                                        ------------------------
                                                (Date)

                                        /s/ Herbert Chen
                                        ------------------------
                                        Herbert Chen

                                        /s/ John Lattanzio
V                                        John Lattanzio

                                         Lattanzio Chen Management, LLC

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Managing Member

                                         Lattanzio Chen Partners, LP

                                         By:  Lattanzio Chen GP, LLC
                                              General Partner

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Managing Member

                                         Lattanzio Chen Offshore, Ltd.

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Director

                                         Chen Capital Partners, L.P.

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              General Partner

                                         Permal Latch Ltd.

                                         By:  Lattanzio Chen Management, LLC
                                              Investment Adviser

                                         By:  /s/ Herbert Chen
                                        ------------------------
                                              Herbert Chen
                                              Managing Member


SK 01127 0007 1136708 v2